

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

August 14, 2015

Yuying Zhang
Chief Executive Officer
Shineco, Inc.
Room 3106, Building B
#39 East 3rd Ring Middle Road
Chaoyang District
Beijing 100022
People's Republic of China

> **Re: Shineco, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed August 7, 2015**
> **File No. 333-202803**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Placement, page 102</u>

1. Please disclose that the placement agent Halcyon Cabot Partners is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Yuying Zhang
Shineco, Inc.
August 14, 2015
Page 2

       You may contact Aamira Chaudhry at (202) 551-3389 or Lynwood Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

       Sincerely,

       /s/ Susan Block

       Susan Block
       Attorney Advisor
       Office of Transportation and Leisure

cc: Anthony W. Basch, Esq.
       Kaufman & Canoles, P.C.